05010622

TATA

SEC MAIL PROCESSING
RECEIVED
AUG 18 2005
WASH. D.C. 190 SECTION

82-3768

1954-2004 YEARS OF AUTOMOTIVE EXCELLENCE

Fax : 001-202-942-9634

File No.001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

July 21, 2005

SUPPL

Dear Sirs,

Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":

> "This is to inform you that a meeting of the Board of Directors of the Company will be held on Friday, July 29, 2005, to consider, *inter alia,* the Audited Results for the first quarter ended June 30, 2005 of the Accounting Year 2005-2006, pursuant to Clause 41 of the Listing Agreement."

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the above address or by telephone at (91-22) 56657209 or by facsimile at (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

C:\DADATA\Stock\BM-AGM-EGM-NOTICES\q1-05-bm-notice.doc

PROCESSED
AUG 22 2005
THOMSON
FINANCIAL

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